Exhibit 12.1

Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before taxes (1)	$438,954	$333,046	$348,507	$231,070	$285,472
Equity income (greater than) less than distributions	(1,273)	(10,795)	(3,931)	(2,775)	(3,778)
Less: Capitalized interest (2)	(20,398)	(9,364)	(6,501)	(8,796)	(7,187)
Total earnings	$417,283	$312,887	$338,075	$219,499	$274,507

Fixed Charges:
Interest and debt expense	$171,330	$171,235	$130,920	$114,980	$119,561
Capitalized interest	21,257	9,903	7,007	9,238	7,583
Portion of rentals representing an interest factor	10,328	8,883	8,217	8,894	7,400
Total fixed charges	$202,915	$190,021	$146,144	$133,112	$134,544

Earnings available for fixed charges	$620,198	$502,908	$484,219	$352,611	$409,051

Ratio of earnings to fixed charges	3.06	2.65	3.31	2.65	3.04
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(1)	Excludes income attributable to noncontrolling interests.

(2)	Excludes amortization of capitalized interest of $0.9 million, $0.5 million, $0.5 million, $0.4 million and $0.4 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.